UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

Peer to Peer Network (PTOP) aka Mobicard

Legal status of
issuer Form

Corporation

Jurisdiction of Incorporation/Organization

Wyoming

Date of organization

May 9, 2007

Physical address of issuer

45 Prospect Street , Cambridge, MA 02139

Website of issuer

www.ptopnetwork.com

Name of intermediary through which the Offering will be conducted

Silicon Prairie Online LLC

CIK number of intermediary

0001711770

SEC file number of intermediary

007-00123

CRD number, if applicable, of intermediary

289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

$5k plus 5% of funds raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

Name of qualified third party "Escrow Agent" which the Offering will utilize

BankVista

Type of security offered

Class A Shares of Common Stock

Minimum number of Securities to be offered

50,000,000

Price (or method for determining price)

$0.0002

Minimum offering amount

$10,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount

$120,000

Deadline to reach the minimum offering amount

Listed in online EDGAR Filing of Form C

NOTE: If the sum of the investment commitments does not equal or exceed the minimum offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees

1

	Most recent fiscal year-end (9/30/23)	Prior fiscal year-end (9/30/22)
Total Assets	$224,975	$211,074.00
Cash & Cash Equivalents	$194	$6,293.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$128,400	$0.00
Long-term Debt	$230,785	$151,873.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities*:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wyoming, American Samoa, and Northern Mariana Islands

* The Securities are not being offered to residents of Wisconsin.

May 17 2024

FORM C

Up to $120,000.00

Peer to Peer Network (PTOP)



Class A Shares of Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Peer to Peer Network (PTOP), a Wyoming Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Class A Shares of Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at minimum of $10,000.00 and up to $120,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $250 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the

Securities at any time and for any reason.

The Offering is being made through Silicon Prairie Online LLC (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$250.00	$12.50	$237.50
Aggregate Minimum Offering Amount	$10,000.00	$500.00	$9,500.00
Aggregate Maximum Offering Amount	$120,000.00	$6,000.00	$114,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.ptopnetwork.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is May 17th 2024.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO WISCONSIN RESIDENTS

THIS OFFERING IS NOT AVAILABLE TO WISCONSIN RESIDENTS.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BANKVISTA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are

based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause

its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.ptopnetwork.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be

reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Peer to Peer Network (PTOP) (the "Company") is a Wyoming corporation, formed on May 9, 2007. The Company was formerly known as Web Wizard, Inc. - May 9, 2007 Psychic Friends Network, Inc. - February 17, 2012 Peer to Peer Network - August 27, 2014 Mobicard Inc. - January 12, 2016 Peer to Peer Network - May 25, 2021 -to-current. The Company is currently also conducting business under the name of Mobicard Inc.

The Company is located at 45 Prospect Street, Cambridge, MA 02139. The Company's

website is www.ptopnetwork.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Peer to Peer Network aka MobiCard is the 1st of its kind digital contact/business card. It will greatly facilitate the ability of individuals and businesses to share information and more effectively expand their visibility and brand awareness. Mobicard is a combination of powerful mobile apps and desktop apps with wide ranging capabilities, including linking video's, user websites, all forms of contact information, and all of each user's social media links into one consolidated source. MOBICARD is more than just a digital business card it is a Dynamic Digital Footprint!

The Offering

Minimum amount of Class A Shares of Common Stock being offered	50,000,000

Total Class A Shares of Common Stock outstanding after Offering (if minimum amount reached)	22,530,915,661
Maximum amount of Class A Shares of Common Stock	600,000,000
Total Class A Shares of Common Stock outstanding after Offering (if maximum amount reached)	23,080,915,661
Purchase price per Security	$0.0002
Minimum investment amount per investor	$250.00
Voting Rights	One vote per share

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of MOBICARD 2.0 has a few competitors.

We face competition with respect to a digital business card apps. This is a new industry without a brand to emerge as the best of breeds. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that MOBICARD 2.0 will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products. We are the only company with the 2 granted patents.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other

destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Joshua Sodaitis who is the Chairman & CEO of the Company. The Company has or intends to enter into employment agreements with Joshua Sodaitis although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Josh Sodaitis or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the

technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have

no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Josh Sodaitis in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Josh Sodaitis die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect

operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non- infringing technology, it may be required to pay

substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third- party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new features in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through cellular network carriers, wholesalers, national and regional retailers, and value-added resellers, many of whom distribute

products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Risks Related to the Securities

The Class A Shares of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Class A Shares of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. Because the Class A Shares of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class A Shares of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class A Shares of Common Stock may also adversely affect the price that you might be able to obtain for the Class A Shares of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay accrued and unpaid wages of Joshua Sodaitis.

These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as unpaid compensation for prior service to the Company.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of Joshua Sodaitis.

These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

We have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.

Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Risks to purchasers of the securities relating to minority ownership in the issuer**:**

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Risks to purchasers associated with corporate actions including:

Additional issuances of securities:

Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

Issuer repurchases of securities:

The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer:

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board

of Directors of the Company to manage the Company so as to maximize value for shareholders.

Transactions with related parties:

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Peer to Peer Network aka MobiCard is the 1st of its kind digital contact/business card. It will greatly facilitate the ability of individuals and businesses to share information and more effectively expand their visibility and brand awareness. Mobicard is a combination of powerful mobile apps and desktop apps with wide ranging capabilities, including linking video's, user websites, all forms of contact information, and all of each user's social media links into one consolidated source. MOBICARD is more than just a digital business card it is a Dynamic Digitial Footprint!

Business Plan

Peer To Peer Network also known as Mobicard is committed to bringing the best user experience to its customers through its proprietary, innovative, software through it s MOBICARD apps. Peer To Peer Network's business strategy leverages its unique ability to

design and develop its own source code, and application software and services to provide its customers products and solutions with innovative design, superior ease-of-use and seamless integration. As part of its strategy, the Company continues to expand its platform for the discovery and delivery of third- party digital content and applications. We allow customers to discover and download the MOBICARD application through a variety of devices, including Apple and Android. We allow customers to easily discover, download and install applications. The Company also supports a community for the development of third-party software and products and digital content that complement the Company's offerings. Peer To Peer Network also has the ability to sign up enterprise accounts to give small, medium, and large companies the ability to integrate all of their employees onto the digital business application MOBICARD the flagship product. Promoting companies to move away from paper business cards to digital business cards with the BEST of brands MOBICARD Inc. Peer To Peer Network will also pursue white label deals and cross promotions with re-sellers.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Mobicard / Apps	MobiCard Is An Exclusive And Revolutionary Digital Business Card Platform Exchange For Seamless Networking.	App stores

Advertising and marketing services on the apps will be able to generate revenue for the company once MOBICARD 2.0 is completed & App updated in app stores (Should be done for Feb 2022 debut)

App stores distribution both Android & Apple store = MOBICARD™ Our distribution channels are across the board. Including that of white labeling, Enterprise, Realtors Mortgage and vendors as well as distribution to Re-sellers, Chapters, Chambers and other Associations.

Competition

The Company's primary competitors are Tapp Card or other digital business card.

PTOP -- MOBICARD No other company offers data analytics that allows users to see who

viewed their card, shared their card, opened your card, what they clicked on whether it was the website, a social media link, audio message, or a video, plus time duration, and their phone number or email allowing you to know WHO to follow up with and spend your time more efficiently on following up with. Tap or click (in person) digital business cards with no data analytics are the only competitors. Our revolutionary proprietary platform disrupts the paper- business-card business. Within a matter of seconds, you can distribute, share, and view proprietary data analytics of card shares, views, and various other features that will allow you to take advantage of hot leads and improve communication. Advantages include that its much more then just sharing your information with someone else you are also capturing their information and getting actionable intelligence with Mobicard's data analytics. As well as real time alerts when someone opens your card or shares your card. Mobicard is the only digital business card that allows for 3rd party shares as well. Allowing someone to share your card to a new potential customer, and giving YOU both the share-er, and share-ee's name's, & phone number/ email with an alert in real time. Convenient, simple, easy, fast and incredibly cost effective.

Supply Chain and Customer Base

N/A

Peer To Peer Networks customers are primarily business professionals, consumers, small, and medium sized business, and advertisers.

Intellectual Property

Patents

Application or Registration
16/391,290

Title

Electronic Interactive Business Card Mobile Software System with Customer Relationship Managemnt Database System

File Date

04/20/2019

Grant Date

04/27/2020

Country

United States

Description

Granted Patent # 10,616,368

claims a software for exchanging an interactive profile between an originating, or first, mobile phone, and an unlimited number (N) of recipient mobile phones. The originating mobile phone sends the interactive profile to a recipient mobile phone.

The recipient mobile phone can send the originating mobile phone requests to share the interactive profile with additional recipient phones. Furthermore, each additional recipient phone can send the originating mobile phone requests to share the interactive profile with even further recipient phones, and so on. The originating mobile phone receives, records, and decides to accept or reject all requests to share the interactive profile with all recipient mobile phones. Any updates to the interactive profile are automatically updated to all recipient mobile devices who have received the interactive profile. The interactive profile can include name, address, web links, phone numbers, images, and pre-recorded video messages from the originator

---

Application or Registration
14/848,320

Title
Electronic Interactive Business Card Mobile Software System with Customer Relationship Managemnt Database System

File Date
09/08/2015

Grant Date
07/17/2018

Country
United States

Description
Application Serial No. 14/848,320 has 19 pending claims, which includes 16 depending claims, and the following 3 independent claims:
1. A method of substantial real time exchange of interactive profile information between an originator mobile device and at least one recipient mobile device, comprising the steps of:
providing an interactive profile on a host server comprising executable software, a data storage device, and at least one central database;

providing network access to the interactive profile on the originator mobile
device;
receiving a request from the originator mobile device to share the interactive
profile with the recipient mobile device;
generating and transmitting an identification code for the interactive profile to
the recipient mobile device that initiates a request on the recipient mobile device to
accept the interactive profile;
receiving an acceptance from the recipient mobile device to receive the
interactive profile;
transmitting the interactive profile to the recipient mobile device using the host
server;
transmitting a notification to the originator mobile device that the interactive
profile has been transmitted to the recipient mobile device using the host server; and
storing identification of the recipient mobile device and the time of transmission
of the interactive profile to the recipient mobile device in the central database for access
by the originator mobile device.
13. A method of substantial real time exchange of interactive profile information between
an originator mobile device and N recipient mobile devices, comprising the steps of:
providing an interactive profile on a host server comprising executable software,
a data storage device, and at least one central database;
providing network access to the interactive profile on the originator mobile
device;
receiving a request from the originator mobile device to share the interactive
profile with the N recipient mobile devices;
generating and transmitting an identification code for the interactive profile to
the N recipient mobile devices that initiates a request on the N recipient mobile devices to
accept the interactive profile;
receiving an acceptance from the N recipient mobile devices to receive the
interactive profile;
transmitting the interactive profile to the N recipient mobile devices and
permission to share the interactive profile with a N+1 recipient mobile devices using the
host server;
transmitting a notification to the originator mobile device that the interactive
profile has been transmitted to the N recipient mobile devices using the host server;
storing identification of the N recipient mobile devices and the times of
transmission of the interactive profile to the N recipient mobile devices in the central
database for access by the originator mobile device;
receiving a request on the host server from an N recipient mobile device to share
the interactive profile with a N+1 recipient mobile devices;
generating and transmitting an identification code for the interactive profile to
the originator mobile device that initiates a request on the originator mobile device to
accept transmission of the interactive profile to the N+1 recipient mobile devices;
receiving an acceptance from the originator mobile device to transmit the
interactive profile to the N+1 recipient mobile devices;
generating and transmitting an identification code for the interactive profile to
the N+1 recipient mobile devices that initiates a request on the N+1 recipient mobile

devices to accept the interactive profile;

receiving an acceptance from the N+1 recipient mobile devices to receive the interactive profile;

transmitting the interactive profile to the N+1 recipient mobile devices and permission to share the interactive profile with a N+2 recipient mobile devices using the host server;

transmitting a notification to the originator mobile device that the interactive profile has been transmitted to the N+1 recipient mobile devices using the host server; and

storing identification of the N+1 recipient mobile devices and the times of transmission of the interactive profile to the N+1 recipient mobile devices in the central database for access by the originator mobile device.

18. A method of substantial real time exchange of interactive profile information between an originator mobile device and N recipient mobile devices, comprising the steps of:

providing an interactive profile on a host server comprising executable software, a data storage device, and at least one central database;

providing network access to the interactive profile on the originator mobile device;

receiving a request from the originator mobile device to share the interactive profile with the N recipient mobile devices;

generating and transmitting an identification code for the interactive profile to the N recipient mobile devices that initiates a request on the N recipient mobile devices to accept the interactive profile;

receiving an acceptance from the N recipient mobile devices to receive the interactive profile;

transmitting the interactive profile to the N recipient mobile devices and permission to share the interactive profile with a N+1 recipient mobile devices using the host server;

transmitting a notification to the originator mobile device that the interactive profile has been transmitted to the N recipient mobile devices using the host server;

storing identification of the N recipient mobile devices and the times of transmission of the interactive profile to the N recipient mobile devices in the central database for access by the originator mobile device;

receiving a request on the host server from an N recipient mobile device to share the interactive profile with a N+1 recipient mobile devices;

generating and transmitting an identification code for the interactive profile to the N+1 recipient mobile devices that initiates a request on the N+1 recipient mobile devices to accept the interactive profile;

receiving an acceptance from the N+1 recipient mobile devices to receive the interactive profile;

transmitting the interactive profile to the N+1 recipient mobile devices and permission to share the interactive profile with a N+2 recipient mobile devices using the host server;

transmitting a notification to the originator mobile device that the interactive profile has been transmitted to the N+1 recipient mobile devices using the host server; and

storing identification of the N+1 recipient mobile devices and the times of transmission of the interactive profile to the N+1 recipient mobile devices in the central database for access by the originator mobile device

Trademarks

Application or Registration #

5513034

Mark

MOBICOIN

File Date

12/05/2017

Registration Date

07/28/2018

Country

United States

Goods / Services

Financial services, namely, providing a virtual currency for use by members of an on-line community via a global computer network; Financial services, namely, providing electronic transfer of a virtual currency for use by members of an on-line community via a global computer network. FIRST USE: 20171129. FIRST USE IN COMMERCE: 20171129

Application or Registration #

5513239

Mark

MOBICARD

File Date

12/06/2017

Registration Date

07/10/2017

Country

United States

Goods / Services

Computer application software for mobile phones, namely, software for developing, maintaining, and sharing electronic interactive business cards to a recipient by SMS message; Computer application software for mobile phones and computing tablets, namely, software for sharing electronic interactive business cards to recipients by SMS message, and allowing recipients to share with third-party recipients, wherein the card owner receives alerts each time the card is shared by SMS message; Downloadable mobile applications for sharing electronic interactive business cards to recipients by SMS message, and allowing recipients to share with third-party recipients, wherein all sharing activity is maintained in a database for the card owner for follow-up contact. FIRST USE: 20150416. FIRST USE IN COMMERCE: 20150416

Governmental/Regulatory Approval and Compliance

SEC and FINRA stock market regulatory requirements. We do not antcipate any other probable governmental regulations on the business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 45 Prospect Street , Cambridge, MA 02139

The Company has the following additional addresses: 30 N Gould Street Ste R Sheridan WY 82801

The Company conducts business in MA.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

	% of Minimum Proceeds Raised	If Target Offering Amount Sold	% of Maximum Proceeds Raised	If Maximum Offering Amount Sold
Total Proceeds		**$10,000.00**		**$120,000.00**
Use of Proceeds				
Intermediary Fees	5.00%	$500.00	5.00%	$6,000.00
Campaign marketing expenses or related reimbursement	50.00%	$5,000.00	16.67%	$20,000
Estimated Attorney Fees	10.00%	$1,000.00	2.50%	$3,000
Estimated Accountant/Auditor Fees	30.00%	$3,000.00	6.67%	$8,000
General Marketing	0.00%	$0.00	5.21%	$6,250
Research and Development	0.00%	$0.00	8.33%	$10,000
Future Wages	0.00%	$0.00	25.00%	$30,000
Accrued Wages	0.00%	$0.00	4.17%	$5,000
Accrued expenses of managers, officers, directors or employees	0.00%	$0.00	1.46%	$1,750
Repayment of Debt	0.00%	$0.00	0.00%	$0
General Working Capital	5.00%	$500.00	25.00%	$30,000
Total	**100.00%**	**$10,000.00**	**100.00%**	**$120,000.00**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: At the issuer's discretion, we may amend our use of proceeds in response to unforeseen developments, in order to engage in new opportunities as they become available, or otherwise in order to act or react to situations or opportunities that were otherwise unavailable or not considered prior to the raise that management believes to be in the best interest of the company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Josh Sodaitis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director -- Jan 12th 2017 - Current CEO --- July 2018 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Peer to Peer Network, Inc. - CEO, Responsibilities - Management - July 2018 - Present Peer To Peer Network - Director - Oversight & management - Jan 2017 - Present Momentum Capital Ventures -- Managing Director - All operations - 2014- Until 2018 PHD Capital --- General Securities Principal -- Stock Broker & Manager of the other brokers -2008-2010

Education

New England College -- Bachelors degree Expired Licenses -- Series 7, Series 63, Series 24

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Josh Sodaitis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director -- Jan 12th 2017 - Current CEO --- July 2018 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Peer to Peer Network, Inc. - CEO, Responsibilities - Management - July 2018 - Present Peer To Peer Network - Director - Oversight & management - Jan 2017 - Present Momentum Capital Ventures -- Managing Director - All operations - 2014- Until 2018 PHD Capital --- General Securities Principal -- Stock Broker & Manager of the other brokers -2008-2010

Education

New England College -- Bachelors degree Expired Licenses -- Series 7, Series 63, Series 24

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the

circumstances.

Employees

The Company currently has 1 employees in MA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Joshua Sodaitis	CEO scope of work and compensation agreement	July 1, 2018	January 1, 2023
Joshua Sodaitis	Director Compensation	October 21, 2021	January 1, 2025

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	22,480,915,661
Voting Rights	1 for 1 voting rights
Anti-Dilution Rights	NONE
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	JMJ --- Peter Capernaros / Justin Keener
Amount outstanding	$73,450.00
Interest rate and payment schedule	12% Annual
Amortization schedule	Date of note issued = 7/29/2015
Describe any collateral or security	Convertible note. Converts to common Class A Shares
Maturity date	July 29, 2017
Other material terms	12% 1 time interest payment converts at the lower of .002 or 60% of the lowest trading price during the past 25 days

Type of debt	Convertible Notes
Name of creditor	Constantine Moustakis
Amount outstanding	$12,824.00
Interest rate and payment schedule	12% Annual
Amortization schedule	Date issued = 9/03/2015
Describe any collateral or security	Convertible note. Converts to common Class A Shares
Maturity date	September 2, 2020
Other material terms	50% discount to the lowest trading price of the last 5 trading days

Type of debt	Convertible Notes
Name of creditor	Constantine Moustakis
Amount outstanding	$12,824.00
Interest rate and payment schedule	12% Annual
Amortization schedule	Date issued = 10/04/2015
Describe any collateral or security	Convertible note. Converts to common Class A Shares

Maturity date	September 4, 2020
Other material terms	50% discount to the lowest trading price of the last 5 trading days

Type of debt	Convertible Notes
Name of creditor	Zachary Barbara
Amount outstanding	$4,787.00
Interest rate and payment schedule	12% Annual
Amortization schedule	Date issued = 11/16/2015
Describe any collateral or security	Convertible note. Converts to common Class A Shares
Maturity date	November 16, 2020
Other material terms	50% discount to the lowest trading price of the last 5 trading days

Type of debt	Convertible Notes
Name of creditor	Robert Devito
Amount outstanding	$59,299.00
Interest rate and payment schedule	12% Annual
Amortization schedule	Date issued = 11/17/2015
Describe any collateral or security	Convertible note. Converts to common Class A Shares
Maturity date	November 16, 2020
Other material terms	50% discount to the lowest trading price of the last 5 trading days

Type of debt	Convertible Notes
Name of creditor	Thomas Kilfoyle
Amount outstanding	$11,406.00
Interest rate and payment schedule	12% Annual
Amortization schedule	Date Issued = 05/19/2016
Describe any collateral or security	Convertible note. Converts to common Class A Shares
Maturity date	May 19, 2020
Other material terms	50% discount to the lowest trading price of the last 5 trading days

Type of debt	Convertible Notes
Name of creditor	Chaim Muskat
Amount outstanding	$50,000.00
Interest rate and payment schedule	0%
Amortization schedule	Date issued = 07/19/2017
Describe any collateral or security	Loan No interest
Maturity date	July 19, 2017
Other material terms	Non-interest bearing loan. Only Principal to be paid back

Type of debt	Convertible Notes
Name of creditor	Joshua Sodaitis
Amount outstanding	$2,730.00
Interest rate and payment schedule	10%
Amortization schedule	Date Issued = 09/06/2017
Describe any collateral or security	Convertible Note Converts to Class A Common Shares
Maturity date	September 6, 2020
Other material terms	40% of share price or a market value of the company of $120,000 whichever is lower

Type of debt	Convertible Notes
Name of creditor	Momentum Capital Ventures LLC
Amount outstanding	$3,050.00
Interest rate and payment schedule	10% Annual
Amortization schedule	Date Issued = 08/24/2017
Describe any collateral or security	Convertible Note Converts to Class A Common
Maturity date	August 24, 2020
Other material terms	40% of share price or a market value of the company of $120,000 whichever is lower

Type of debt	Convertible Notes
Name of creditor	Marc Laskey
Amount outstanding	$12,750.00
Interest rate and payment schedule	6% Annual
Amortization schedule	Date Issued = 12/20/2017
Describe any collateral or security	Converts to Common Class A shares
Maturity date	December 19, 2020
Other material terms	Converts at a $6,857,000 company valuation

Type of debt	Convertible Notes
Name of creditor	George Neeman
Amount outstanding	$6,875.00
Interest rate and payment schedule	10%
Amortization schedule	Date Issued = 06/11/2018
Describe any collateral or security	Converts to Common Class A Shares
Maturity date	June 11, 2019
Other material terms	70% of the avg. closing prices of the previous 14 trading days

Type of debt	Convertible Notes
Name of creditor	John F Kennedy
Amount outstanding	$3,752.00
Interest rate and payment schedule	10% Annual
Amortization schedule	Date Issued = 07/10/2018
Describe any collateral or security	Converts to Common Class A shares
Maturity date	June 11, 2019
Other material terms	70% of the avg. closing prices of the previous 14 trading days

Type of debt	Convertible Notes
Name of creditor	Brian Summer
Amount outstanding	$3,438.00
Interest rate and payment schedule	10% Annual
Amortization schedule	Date Issued = 07/10/2018
Describe any collateral or security	Converts to Common Class A Shares
Maturity date	September 15, 2019
Other material terms	70% of the avg. closing prices of the previous 14 trading days

Type of debt	Convertible Notes
Name of creditor	David Wojciechowski
Amount outstanding	$19,126.00
Interest rate and payment schedule	10% Annual
Amortization schedule	Date Issued = 11/20/2018
Describe any collateral or security	Converts to Common Class A Shares
Maturity date	November 20, 2019
Other material terms	70% of the avg. closing prices of the previous 14 trading days

Type of debt	Convertible Notes
Name of creditor	W. Carl McMillan
Amount outstanding	$27,501.00
Interest rate and payment schedule	10% Annual
Amortization schedule	Date Issued = 2/20/2020
Describe any collateral or security	Simple interest loan to be paid back
Maturity date	February 20, 2021
Other material terms	10% Simple Interest loan 1 year

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	5,990,432,729	$2,695,694.0 0	Running the Public Company Getting apps into app stores Getting financials current Completing strategic objectives Operating expenses Legal Salaries	January 20, 2019	Rule 506(b)

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $4,526,152.

In the future, the Company may rely on any number of valuation methods or combinations of valuation methods for the value of the Company and/or its securities. Such methods include but are not limited to:

- Scorecard
- Check-list
- Venture Capital
- DCF- Long Term Growth
- DCF with Multiples
- Market Capitalization
- Book Value
- Enterprise Value
- EBITDA

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

31% of the company is owned by a few people these 5% or more beneficial owners are: Joshua Sodaitis Officer & Director 2,411,000,000 10.65% Think Latitude Andy Sanjnani App developers 1,662,455,448 7.34%, 57 Independence Ave LLC 5% 1,201,000,000 5.30%

There are no beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its last round of financing in 2023. Following the Offering, we should have enough liquidity to execute our business plan until the end of 2024. We intend to be profitable by 2025. Our significant challenges are developing and marketing the new MOBICARD 2.0 apps in 2024.

The Company intends to achieve profitability in the next 18 months by releasing the MOBICARD 2.0 apps, finally allowing for revenue attainment. Peer To Peer Network has a variety of deals ready to put in place that should generate revenue after the apps have been out for six months after any reported bugs are fixed.

Liquidity and Capital Resources

The offering proceeds will dictate the scale of success. The completion of the technology being critical and then the marketing being essential to rapidly expanding user growth. The offering proceeds will have a beneficial effect on our liquidity, allowing us to have the necessary exposure to potential users through marketing and delivering PTOP the ability to execute our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering: Additional capital raise allowed from our direct participation program offered

directly through the company to existing shareholders.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 600,000,000 of Class A Shares of Common Stock for up to $120,000. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by the "Offering Deadline" as listed in the online EDGAR filing of the Form C in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $120,000 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with BankVista until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until [48] hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Held in Book Entry at Empire Stock Transfer in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $250.00.

The Offering is being made through **Silicon Prairie Online LLC**, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees

5.0% of the amount raised.
A $5,000 set up fee was paid to Silicon Prairie Online LLC.

Stock, Warrants and Other Compensation

None

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is Empire Stock Transfer.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

Prior to the offering, as of May 14, 2024, our authorized capital stock will consist of (i) 24,020,000,000 shares of common stock, par value $0.001000 per share, of which 22,480,915,661 common shares will be issued and outstanding.

Voting and Other Rights

Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for

additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: 1-for-1 share

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Class A Shares of Common Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE

INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Uncle to the CEO

Relationship to the Company	Debt holder
Total amount of money involved	$15,000.00
Benefits or compensation received by related person	Same as every other note holder at the time 10% interest Annual Converts at a discount to Class A Common Shares
Benefits or compensation received by Company	Use of proceeds for operating expenses
Description of the transaction	Convertible Note

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

None

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Joshua Sodaitis

(Signature)

Joshua Sodaitis

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Joshua Sodaitis

(Signature)

Joshua Sodaitis

(Name)

Chairman & CEO

(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements